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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005
                        Commission File Number: 001-14148


                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)


                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F                          Form 40-F   X
                         -----                              -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                       No   X
                   -----                                    -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                  EXHIBIT INDEX

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
Exhibit
Number            Description
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
1                  CanWest Global Communications Corp. Press Release dated April
                   3, 2005.

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                                                                       Exhibit 1

                                  NEWS RELEASE

For Immediate Release
April 3, 2005

                          CANWEST MEDIAWORKS NZ REPORTS
                12% EBITDA INCREASE FOR FIRST HALF OF FISCAL 2005

           First interim dividend of $0.04 per share to be paid in May

Winnipeg - CanWest Global Communications Corp. announced today that its 70%-owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported consolidated earnings before interest, income tax, depreciation and amortization (EBITDA) of NZ$37.9 million for the six months ended February 28, 2005, a 12% improvement compared with pro forma results for the same period last year. The Company's consolidated revenues increased by 8% to NZ$124.6 million compared to pro forma revenue of NZ$115.0 million in the same period last year. These results are recorded in accordance with New Zealand GAAP and will be subject to adjustment to Canadian GAAP upon consolidation with CanWest Global Communications Corp.'s other media operations

CanWest MediaWorks (NZ) is a publicly-traded company listed on the New Zealand Stock Exchange. The Company was reorganized for its public share offering in July 2004. Pro forma financial results for the prior year reflect the combined results of CanWest TVWorks Limited and CanWest RadioWorks Limited, which are comparable to the current year's consolidated financial results.

The Company's Directors have approved an interim dividend of NZ$0.04 per share to be paid for the six month period ended February 28, 2005. The dividend will be paid on May 16, to shareholders of record as of May 6, 2005, and will carry full imputation credits. CanWest Global expects to receive aggregate dividends of approximately NZ$6.3 million in May 2005.

"We are extremely well satisfied with the financial performance of the Company. Our radio and television brands are all performing very well," said Tom Strike, Chairman of CanWest MediaWorks (NZ) and President of CanWest MediaWorks International.

Brent Impey, CanWest MediaWorks (NZ)'s Chief Executive Officer, pointed to the exceptional results of TVWorks, which experienced an impressive 27% increase in EBITDA for the first half of the fiscal year, compared to results for the same period last year. "A NZ$3.6 million increase in EBITDA for TVWorks to NZ$20.2 million confirms the strength of the television operations."

The Company's radio operations, known as RadioWorks, also recorded significant EBITDA gain, with a 7% increase to NZ$19.0 million for the six months ended February 28, compared with EBITDA of NZ$17.8 million for the same period of the previous year.
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RadioWorks completed a number of strategic initiatives during the first half of the year which included the strengthening the national brand profile of More FM by re-branding 15 local stations under the More FM banner; the launch of Kiwi FM, which plays 100% New Zealand music, into Auckland, Wellington and Christchurch; the re-branding of several more stations under the easy listening The Breeze format; the acquisition of additional frequencies in the North Island and the upcoming launch next week of the Radio Live network, which will take a more contemporary approach to news and talk radio.

TVWorks also launch significant new programming with a re-launch of the news flagship 3 News with new anchors, and the launch of Campbell Live, a high-profile weeknight current affairs program that won its time slot out of the gate.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.



For more information, please contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel:  (204) 956-2025
Fax:  (204) 947-9841
gelliot@canwest.com
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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CANWEST GLOBAL COMMUNICATIONS CORP.



Date: April 6, 2005                 By:      /s/ JOHN E. MAGUIRE
                                          --------------------------------------
                                          John E. Maguire
                                          Chief Financial Officer